Exhibit 99.(a)(7)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer (as defined herein) is being made in the United States solely by the Offer Document dated May 23, 2006, the Letter of Transmittal (in the case of CAT ADSs (as defined below)), the Form of Acceptance (in the case of CAT Shares (as defined below)), and any amendments or supplements thereto, and will not be made to (nor will tenders be accepted from or on behalf of) holders of CAT Shares or CAT ADSs in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AstraZeneca UK Limited by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Recommended Cash Offer
for
All Issued and to be Issued Ordinary Shares and
All Issued American Depositary Shares
of
Cambridge Antibody Technology Group plc
at
1,320 pence
for every Ordinary Share and American Depositary Share
by
AstraZeneca UK Limited
     AstraZeneca UK Limited, a limited company incorporated under the laws of England and Wales (“AstraZeneca”), is offering to purchase (i) all issued and to be issued ordinary shares, nominal value £0.10 each (“CAT Shares”), of Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales (“CAT” or the “Company”), at 1,320 pence per CAT Share, and (ii) all issued American Depositary Shares (“CAT ADSs”), each representing one CAT Share and evidenced by American Depositary Receipts (“CAT ADRs”), at the U.S. dollar equivalent of 1,320 pence per CAT ADS, on the terms and subject to the conditions set forth in the Offer Document dated May 23, 2006 (the “Offer Document”), and in the related Form of Acceptance or Letter of Transmittal, respectively (which, together with the Offer Document and any amendments or supplements thereto, collectively constitute the “Offer”). CAT Shares and CAT ADSs are referred to collectively as “CAT Securities”. AstraZeneca will pay all charges and expenses of The Bank of New York, in its capacity as the depositary for CAT ADSs and as tender agent (the “Tender Agent”) for the Offer in respect of CAT ADSs, Goldman, Sachs & Co., which is acting as the Dealer Manager for the Offer in the United States (the “U.S. Offer”), Georgeson Shareholder Communications Ltd., which is acting as the information agent for the offer in respect of CAT ADSs (the “U.S. Information Agent”), and Lloyds TSB Registrars, which is acting as the information agent for the Offer in respect of CAT Shares (the “U.K. Information Agent”), incurred in connection with the Offer.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE AT 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY TIME), ON JUNE 21, 2006, UNLESS EXTENDED TO A LATER CLOSING DATE. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, IF ALL CONDITIONS OF THE OFFER HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFER WILL BE EXTENDED FOR A SUBSEQUENT OFFER PERIOD OF AT LEAST 14 CALENDAR DAYS. HOLDERS OF CAT SECURITIES WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER FROM THE DATE OF THIS ANNOUNCEMENT UNTIL THE SPECIFIED TIME ON THE LAST DAY OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER.
     The Directors of CAT consider the terms of the Offer to be fair and reasonable. Accordingly, the CAT Directors unanimously recommend that holders of CAT Securities accept the Offer.
     The Offer is conditioned on, among other things, valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on June 21, 2006, or such later time(s) and/or date(s) as AstraZeneca may decide, subject to the City Code on Takeovers and Mergers (the “City Code”) and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), in respect of not less than 90 percent (or such lesser percentage as AstraZeneca may decide) of the CAT Shares (including CAT Shares represented by CAT ADSs) to which the Offer relates, provided that this condition will not be satisfied unless AstraZeneca shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, CAT Shares (including CAT Shares represented by CAT ADSs) carrying in aggregate more than 50 percent of the voting rights normally exercisable at a general meeting of CAT, including for this purpose (to the extent, if any, required by the Panel on Takeovers and Mergers (the “Panel”)) any voting rights attaching to any CAT Shares (including CAT Shares represented by CAT ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.
     The Offer is a “going-private” transaction within the meaning of Rule 13E-3 under the Exchange Act and if successful will result in the delisting of CAT ADRs from NASDAQ and, ultimately, the termination of CAT’s reporting obligations under the Exchange Act.
     AstraZeneca reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the business day following the day on which the Offer was due to expire. Except with the consent of the Panel and the Securities and Exchange Commission (the “SEC”), the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on the 60th day after commencement.
     If the Offer becomes or is declared unconditional, the tendered CAT Securities shall be deemed to be accepted for payment and the consideration for CAT Securities so purchased pursuant to the Offer will be paid, with respect to acceptances received during the Initial Offer Period, within 14 calendar days after the expiration of the Initial Offer Period. Following expiration of the Initial Offer Period, AstraZeneca will provide a Subsequent Offer Period of at least 14 calendar days, during which time acceptances of the Offer may be received. With respect to acceptances received during the Subsequent Offer Period, consideration for those securities will be paid within 14 calendar days of receipt of acceptance.
     Payment for CAT Securities purchased pursuant to the Offer will be made only after timely receipt by the Tender Agent for the Offer in the United States, in the case of CAT ADSs, and by Lloyds TSB Registrars, in its capacity as the “Receiving Agent” for the Offer, in the case of CAT Shares, of (i) certificates representing the CAT Shares, CAT ADRs evidencing the CAT ADSs, or (only in the case of CAT ADSs) timely confirmation of book-entry transfer of such CAT ADSs evidenced by ADRs into the Tender Agent’s account pursuant to the terms set forth in the Offer Document, (ii) the Letter of Transmittal (in the case of acceptances relating to CAT ADSs) or the Form of Acceptance (in the case of acceptances relating to CAT Shares), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or the Form of Acceptance. To facilitate settlement of the Offer, unless they elect to receive pounds sterling, holders of CAT ADSs will receive cash consideration in U.S. dollars based on the spot rate in London on the day funds are received by the Tender Agent. Under no circumstances will interest on the purchase price of CAT Securities be paid by AstraZeneca because of any delay in paying for any CAT Shares (including CAT Shares represented by CAT ADSs).
     If all of the conditions to the Offer have been either satisfied, fulfilled, or to the extent permitted, waived, and AstraZeneca has acquired or contracted to acquire, pursuant to the Offer or otherwise, at least 90 percent of the CAT Shares (including CAT Shares represented by CAT ADSs) to which the Offer relates, AstraZeneca will be entitled and intends to acquire the remaining CAT Shares on the same terms as the Offer pursuant to the compulsory acquisition procedure set forth in the Takeovers Directive (Interim Implementation) Regulations 2006. If a holder of CAT ADSs wishes to accept the Offer in respect of CAT ADSs and the ADRs evidencing such CAT ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Tender Agent while the Offer remains open for acceptances, such holder’s acceptance of the Offer in respect of CAT ADSs may be effected by following the Guaranteed Delivery Procedures (as defined and set forth in the Offer Document).
     Acceptances of the Offer may be withdrawn pursuant to the procedures set out below at any time from the date of this announcement until the latest time specified for receipt of acceptances on the last day of the Initial Offer Period and in certain other limited circumstances described in the Offer Document. CAT Securities in respect of which acceptances have been received during the Initial Offer Period and not validly withdrawn during the Initial Offer Period, and CAT Securities in respect of which acceptances have been received during the Subsequent Offering Period, may not be withdrawn, except in certain limited circumstances described in the Offer Document. To be effective, a written notice of withdrawal must be received on a timely basis by the party (either the Receiving Agent or the Tender Agent) to whom the acceptance was originally sent at one of the addresses set forth in the Offer Document and must specify the name of the person who has tendered the CAT Shares or CAT ADSs, the number of CAT Shares or CAT ADSs to be withdrawn and (if CAT ADSs have been tendered) the name of the registered holder, if different from the name of the person whose acceptance is to be withdrawn. In respect of CAT ADSs, if CAT ADRs have been delivered or otherwise identified to the Tender Agent, then, prior to the physical release of such CAT ADRs, the serial numbers shown on such CAT ADRs must be submitted and, unless the CAT ADSs evidenced by such CAT ADRs have been delivered by an Eligible Institution (as defined in the Offer Document), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If CAT ADSs evidenced by CAT ADRs have been delivered pursuant to the procedures for book-entry transfer set forth in the Offer Document, any notice of withdrawal must specify the name and number of account at the Book-Entry Transfer Facility (as defined in the Offer Document) to be credited with the withdrawn CAT ADSs and must otherwise comply with the Book-Entry Transfer Facility’s procedures. All questions as to the validity (including the time of receipt) of any notice of withdrawal will be determined by AstraZeneca, whose determination (except as required by the Panel) shall be final and binding.
     The receipt of cash in exchange for CAT Securities pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders (as defined in the Offer Document) who sell their CAT Securities pursuant to the Offer generally will recognize taxable gain or loss equal to the difference between their amount realized and their tax basis in the CAT Securities. Such gain or loss generally will be U.S.-source capital gain or loss, and will be long-term if such U.S. Holders held their CAT Securities for more than one year. See the Offer Document for more information on calculating the amount realized as well as other U.S. federal income tax consequences of accepting the Offer, including any potential foreign currency gains or losses.
     The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer Document and incorporated herein by reference. The Offer Document, the Letter of Transmittal (in the case of CAT ADSs), the Form of Acceptance (in the case of CAT Shares) and related materials are being mailed to holders of record of CAT ADSs and CAT Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear as holders of record, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of CAT ADSs and CAT Shares. Holders of CAT Shares may only tender their CAT Shares pursuant to a Form of Acceptance, which may be obtained by contacting the U.K. Information Agent in accordance with its contact details below.
     In accordance with the City Code, normal U.K. Practice and Rule 14e-5 under the Exchange Act, Goldman Sachs International and/or its affiliates will continue to act as connected exempt market makers or connected exempt principal traders in CAT Shares on the London Stock Exchange. Information regarding such activities which is required to be made public in the United Kingdom pursuant to the City Code is reported to a Regulatory Information Service of the U.K. Listing Authority. This information will also be made available to U.S. holders of CAT Shares and CAT ADSs by contacting the U.K. Information Agent at the telephone number listed below.
     In addition, in accordance with the provisions of the City Code and to the extent permitted by applicable law, AstraZeneca and its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, CAT Shares outside the United States during the period in which the Offer remains open for acceptance. To the extent such purchases are permissible under the Exchange Act, such purchases, or arrangements to purchase, must also comply with applicable U.K. rules, including the City Code, the rules of the U.K. Listing Authority and the rules of the London Stock Exchange. This information will be disclosed in the United States through amendments to AstraZeneca’s Tender Offer Statement on Schedule TO on file with the SEC to the extent that such information is made public in the United Kingdom pursuant to the City Code. Free copies of the Tender Offer Statement are available on the SEC’s website at http://www.sec.gov.
     The Offer Document, the related Letter of Transmittal and related materials contain important information which should be read carefully before any decisions are made with respect to the Offer.
     Requests for assistance or copies of the Offer Document, the Letter of Transmittal, the Form of Acceptance and all other related materials may be directed to the applicable Information Agent in accordance with information set forth below, and copies will be furnished promptly at AstraZeneca’s expense. Except as set forth in the Offer Document, no fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of CAT Shares and CAT ADSs pursuant to the Offer.

The U.S. Information Agent is:	The U.K. Information Agent is:

17 State Street, 10th Floor	The Causeway, Worthing
New York, New York 10004	West Sussex BN99 6DA
Banks and Brokers Call: (212) 440-9800	In the U.K.: +44 870 609 2158
Toll Free in the U.S.: (866) 767-8962	From the U.S. and other countries: +44 19 03 276 342

The Dealer Manager for the U.S. Offer is:
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
May 23, 2006